Exhibit (a)(1)(F)

2009 Stock Option Exchange Program

Employee Frequently Asked Questions (FAQs)

The following are answers to some of the questions that you may have about this offer. You should read the entire Offer to Exchange certain outstanding Options for Restricted Stock Units (the “Offer to Exchange”), the accompanying launch email from OptionExchange@Polycom.com, dated July 27, 2009, and the election and withdrawal forms, together with their associated instructions. The offer is made subject to the terms and conditions of these documents. The information in this summary is not complete. Additional important information is contained in the Offer to Exchange and the other offer documents.

ELIGIBLITY

Q.	Who may participate in this offer?

A.	You may participate in this offer if you have eligible options, you are an eligible employee at the time of this offer and you remain an eligible employee of Polycom or its subsidiaries through the expiration of the offer period, which is planned to be August 21, 2009, unless it is extended. Only individuals who are employees as of the start of the offer and who remain employed through the date on which the exchanged options are cancelled will be eligible to participate. Our named executive officers, the members of our board of directors and employees of Polycom or its subsidiaries who are located in Australia and Denmark may not participate in the offer. In addition, if you are an employee located in Israel, your participation in the offer is contingent on Polycom obtaining an exemption from the Israeli Securities Authority prior to the close of the offer. If such exemption is not obtained, you will not be eligible to participate in the offer and any election to participate will be considered invalid. Polycom will notify you in case an exemption is not obtained prior to the close the offer.

Q.	What options are eligible?

A.	Only options granted under the Polycom 2004 Equity Incentive Plan, Polycom 1996 Stock Incentive Plan, and the PictureTel Corporation 1998 Acquisition Stock Option Plan will be eligible. Options from the Accord, Voyant, ASPI, and Polycom 2001 equity plans are not eligible. Options under those plans were excluded primarily because of the expiration dates, exercise prices, or the very small number of options that remain outstanding.

Eligible options must have been granted at least 12 months prior to the initiation of the program and have an exercise price above the 52-week high of our common stock as of the offer’s start date.

Q.	Must all eligible employees participate in the offer?

A.	No, participation is completely voluntary.

Q.	May I exchange Polycom common stock that I acquired upon a prior exercise of Polycom options?

A.	No. This offer relates only to outstanding eligible options. You may not exchange shares of Polycom common stock you acquired upon a prior exercise of Polycom options in this offer.

Q.	If I participate in this offer, do I have to exchange all of my eligible options?

A.	No. You may pick and choose which of your outstanding eligible options you wish to exchange. However, if you decide to participate in this offer and to exchange an eligible option grant, you must elect to exchange all shares subject to that eligible option grant. You should note that we are not accepting partial tenders of options. You may not elect to exchange only some of the grants covered by any particular option grant.

Q.	What happens if I have an option that is subject to a domestic relations order or comparable legal document as the result of the end of a marriage?

A.	If you have an eligible option grant that is subject to a domestic relations order (or comparable legal document as the result of the end of a marriage) and a person who is not an eligible employee of Polycom or its subsidiaries beneficially owns a portion of that option grant, you may accept this offer with respect to the entire remaining outstanding portion of the option grant if so directed by the beneficial owner as to his or her portion in accordance with the domestic relations order or comparable legal documents. As described above, we are not accepting partial tenders of option grants. Therefore, you may not accept this offer with respect to a portion of an eligible option grant that is beneficially owned by you while rejecting it with respect to the portion beneficially owned by someone else. You are the legal owner of the eligible option grant, and as a result, we will respect an election to exchange such eligible option grant pursuant to the offer that is made by you and accepted by us. However, we will not be responsible to you or the beneficial owner of the eligible option grant for any action taken by you with respect to such eligible option grant. Accordingly, you should consider very carefully whether to make an election to exchange any option that is not completely beneficially owned by you.

For example, if you are an eligible employee and you hold an eligible option grant covering 3,000 shares that is subject to a domestic relations order, 1,000 of which are beneficially owned by your former spouse, and you have exercised 500 of the remaining 2,000 shares not beneficially owned by your former spouse, then you may elect to exchange the 2,500 shares that remain outstanding subject to the eligible option grant, or you may elect not to participate in the offer at all with respect to this eligible option grant. These are your only choices with respect to this eligible option grant.

Q.	Are there circumstances under which I would not be granted RSUs?

A.	Yes. If, for any reason, you no longer are an employee of Polycom or its subsidiaries on the RSU grant date, you will not receive any RSUs. Instead, you will keep your current eligible options and those options will vest and expire in accordance with their original terms. Moreover, even if we accept your eligible options, we will not grant RSUs to you if we are prohibited from doing so by applicable laws. For example, we could become prohibited from granting RSUs as a result of changes in SEC or NASDAQ rules. We do not anticipate any such prohibitions at this time. However, as noted above, if you are an employee located in Israel, your participation in the offer and the grant of RSUs is contingent on Polycom obtaining an exemption from the Israeli Securities Authority prior to the close of this offer. If such exemption is not obtained, you will not be eligible to participate in the offer and you will not be granted RSUs.

In addition, if you hold an option that expires after the start of, but before the cancellation of options under this offer, that particular option is not eligible for exchange. As a result, if you hold options that expire before the currently scheduled cancellation date or, if we extend the offer such that the cancellation date is a later date and you hold options that expire before the rescheduled cancellation date, those options will not be eligible for exchange and such options will continue to be governed by their original terms.

TIMELINES

Q.	What is the timeline for the offer?

A.	The offer will be open from July 27, 2009, to 9:00 p.m. Pacific Time, August 21, 2009, unless the offer period is extended. If it is extended, you will be notified by email or other form of communication.

Q.	If I choose to participate, how long will I have to decide?

A.	Eligible employees will have an election period (we refer to this as the “offer period”) from July 27th to August 21st at 9:00 p.m. Pacific Time in which to decide.

Q.	When will my exchanged options be cancelled?

A.	Your exchanged options will be cancelled following the expiration of the offer but on the same U.S. calendar day as the expiration date. We refer to this date as the cancellation date. The cancellation date will be August 21, 2009 at 9:00 p.m. Pacific Time, unless the offer period is extended.

Q.	When will I receive RSUs?

A.	We will grant the RSUs on the same U.S. calendar day as the expiration date. The RSU grant date will be shortly following the expiration of the offer which is scheduled to be August 21, 2009 at 9:00 p.m. Pacific Time unless the offer period is extended. If the offer period is extended, the RSU grant date similarly will be delayed. You will also receive your RSU agreement after the expiration of the offer online from E*TRADE.

You will receive the shares subject to the RSU award if and when your RSU award vests. RSUs will be subject to the terms and conditions set forth in the 2004 Plan and award agreement, including any applicable country-specific appendix, under which the RSU award is granted.

Q.	When will my RSUs vest?

A.	Each RSU will represent a right to receive one share of our common stock on a specified future date if the RSU vests according to the following vesting schedule, but generally only if you remain employed with Polycom or its subsidiaries through each relevant vesting date:

•	Except for certain employees subject to tax at the time of the exchange of eligible options for the issuance of RSUs (see below), none of the RSUs will be vested on the RSU grant date.

•

Except for eligible Chinese national employees who are working in China (see below), one-half of the shares subject to the RSU grant will be scheduled to vest on the first anniversary of the RSU grant date and the remaining one-half of the shares subject to the RSU grant will be scheduled to vest on the second anniversary of the RSU grant date. We expect the RSU grant date will be August 21, 2009.

•

RSUs granted to eligible employees who are Chinese nationals working in China will be scheduled to vest in accordance with the vesting schedule set forth above, provided Polycom has obtained all necessary approvals from the State Administration of Foreign Exchange or its local counterpart (“SAFE”) under the Implementing Rules of the Measures for Administration of Foreign Exchange of Individuals for RSUs granted under the Polycom’s 2004 Equity Incentive Plan. If you are an eligible employee who is a Chinese national working in China, your RSUs will be scheduled to vest on the later of (i) the scheduled annual vesting dates set forth above or (ii) the date (and subsequent one-year anniversary of the date) upon which Polycom has received SAFE approval.

•

In countries where the cancellation of eligible options for the issuance of RSUs is or may be considered a taxable event subject to tax withholding, Polycom retains the discretion to accelerate the vesting of a sufficient number of RSUs to cover the amount of tax due at the time of the exchange of eligible options for the issuance of RSUs. Polycom may accelerate vesting of RSUs for such purpose with respect to employees located in Canada, as it is a country in which the exchange may be a taxable event subject to tax withholding.

•

If your employment with Polycom or its subsidiaries terminates before part or all of your RSU vests, the unvested part of your RSU will expire unvested and you will not be entitled to any shares of common stock from that part of your RSU.

•

We will make minor modifications to the vesting schedule of any RSUs to eliminate fractional vesting (such that a whole number of shares subject to the RSU will vest on each vesting date). As a result, subject to your continued employment with us or our subsidiaries through the relevant vesting date, if any fractional shares are scheduled to vest, the number of shares that vest on the first anniversary of the RSU grant date will be rounded down to the nearest whole number of RSUs and the number of shares that vest on the second anniversary of the RSU grant date will be rounded up to the next whole number of shares.

Q.	If you extend or change the offer, how will you notify me?

A.	If we extend or change this offer, we will issue a press release, email or other form of communication disclosing the extension no later than 6:00 a.m., Pacific Time, on the next U.S. business day following the previously scheduled expiration date or the date on which we change the offer, as applicable.

THE OFFER

Q.	What is the offer?

A.	This offer is a voluntary opportunity for eligible employees to exchange certain outstanding options with an exercise price greater than $28.94 per share that were granted on or before July 27, 2008, for restricted stock units.

Q.	Am I required to participate in this offer?

A.	No. Participation in this offer is completely voluntary.

Q.	Why is the offer important for employees?

A.	It provides a renewed incentive to motivate and retain employees while rewarding them for their contributions to Polycom’s long-term stockholder value.

Q.	Why is the offer important for Polycom?

A.	It provides a way to improve the reward and retention value for our employees, as well as a way to increase alignment of our employees’ and stockholders’ interests.

Q.	What exactly does the offer do?

A.	The offer permits eligible employees to voluntarily exchange outstanding stock options priced above $28.94 for a number of restricted stock units (RSUs) based on a set ratio.

Q.	Do I have to pay for my RSUs?

A.	No, other than exchanging your eligible options, you do not have to make any payment (cash or otherwise) to Polycom to receive your RSUs or the common stock upon the vesting of your RSUs.

Q.	Will the terms and conditions of my RSUs be the same as my exchanged options?

A.	No, RSUs are a different type of equity award than options, and so the terms and conditions of your RSUs necessarily will be different from your options. Your RSUs will be granted under Polycom’s 2004 Equity Incentive Plan and will be subject to a RSU agreement, including any applicable country-specific appendix. The forms of RSU agreement, including any applicable country-specific appendix, are incorporated by reference as exhibits to the Schedule TO with which the Offer to Exchange has been filed and are available on the SEC website at www.sec.gov. These agreements are also available on the offer website for your review.

Until your RSUs vest and you are issued shares in payment for the vested RSUs, you will not have any of the rights or privileges of a stockholder of Polycom. Once you have been issued the shares of common stock, you will have all of the rights and privileges of a stockholder with respect to those shares, including the right to vote and to receive dividends, if any.

Q.	Are you making any recommendation as to whether I should exchange my eligible options?

A.	No. We are not making any recommendation as to whether you should accept this offer. We understand that the decision whether or not to exchange your eligible options in this offer will be a challenging one for many employees. The offer does carry risk, and there are no guarantees regarding whether you ultimately would receive greater value from your eligible options or from the RSUs you will receive in exchange. As a result, you must make your own decision as to whether or not to participate in this offer. For questions regarding personal tax implications or other investment-related questions, you should talk to your personal legal counsel, accountant, and/or financial advisor.

EXCHANGE RATIOS

Q.	What will I receive for the options that I exchange?

A.	All eligible employees who properly tender eligible options pursuant to this offer will receive RSUs. RSUs are promises by Polycom to issue shares of Polycom’s common stock in the future provided that the vesting criteria are satisfied.

Q.	How many RSUs will I receive for the options that I exchange?

A.	The number of RSUs that you receive will depend on the fair value of each exchanged option grant calculated using a Black-Scholes model. The calculation of fair value using the Black-Scholes model takes into account many variables, such as the volatility of Polycom’s stock price and the expected term of the option. As a result, the exchange ratios do not necessarily increase as the exercise price of the award increases. The exchange ratios will be applied on a grant-by-grant basis. The number of RSUs that you receive in exchange for an eligible option will be determined by dividing the number of shares subject to the option grant by the applicable exchange ratio and rounding down any fractional shares to the nearest whole share.

As of July 27, 2009, if all eligible options are tendered pursuant to the offer, the following table summarizes the eligible options, exchange ratios and RSUs that would be granted in the exchange. The specific exchange ratio(s) applicable to your eligible options are provided in the grant information available via the offer website and will be provided to four decimal places. The following table is a summary only and should not be viewed as determining the exchange ratios that will apply to your specific eligible option grants.

Exercise Price of Eligible Options	Number of Shares Underlying Eligible Options	Remaining Life of the Eligible Option (Years)	Exchange Ratio (Number of Eligible Options to 1 RSU)	Maximum Number of RSUs that May be Granted(1)
$50.13	2,000	1.1	70.4 to 1	28
$47.05	3,000	0.9	77.4 to 1	36
$38.33	5,250	1.3	18.6 to 1	282
$36.53	79,500	4.7	5.5 to 1	14,534
$35.71	34,102	2.4	8.7 to 1	3,914
$34.84	1,741,515	4.5	5.3 to 1	326,391
$34.19	117,500	4.6	5.2 to 1	22,626
$33.50	8,490	0.8	20.3 to 1	416
$33.30	540,374	4.8	4.9 to 1	109,075
$33.14	253,032	5.0	4.7 to 1	53,363
$32.01	50,417	2.2	7.6 to 1	6,611
$30.19	4,500	0.5	20.9 to 1	207

Total:	2,839,680			537,483

(1)	These numbers are calculated based upon the actual exchange ratios on a grant-by-grant basis; therefore, the aggregate value reflected here may not be recomputed exactly by using the exchange ratio values in the table.

Q.	Why are there different exchange ratios for different stock option grants?

A.	The difference is primarily due to the value of the option being exchanged, which is greatly affected by the exercise price of the option and the period that remains before the option expires.

For example, one option at $33.30 with nearly five years remaining is valued much higher than an option at $33.50 with one year remaining before expiration. The option with five years remaining would have a much lower ratio and therefore would be exchangeable for more RSUs. By the same token, an option at $33.50 with one year remaining has a lower exchange ratio than one at $47.05 with approximately one year remaining.

MAKING THE EXCHANGE

Q.	How do I get started—what is my user name and password?

A.	Your user name is your six digit Employee ID (including any leading zeros). Employees eligible to participate in the exchange will receive their password in a separate email from OptionExchange@Polycom.com. You will be required to change your password when you first log in.

Q.	How do I change my password?

A.	In order to change your password, you will need to click on the ‘Change Password’ tab on the main page. Once there, type in ‘Employee ID’, ‘Old Password’ and your ‘New Password’ twice to confirm. Following this, click on the tab titled, ‘Update’.

Q.	What do I do if I forget my password?

A.	Contact the system administrator at:

Stock Administration Department

Polycom, Inc.

4750 Willow Road

Pleasanton, CA 94588

Phone: 1-925-924-5727

Email: OptionExchangeQuestions@Polycom.com

Q.	How do I participate in this offer?

A.	If you want to participate in the offer, you must do one of the following by August 21, 2009 at 9:00 p.m. Pacific Time:

1.	Access Polycom’s offer website by going to https://polycom.equitybenefits.com and enter your employee ID and password. If this is the first time you are logging into the offer website, you should use the password provided to you in a separate email from OptionExchange@Polycom.com, dated July 27, 2009.

2.	After logging into the offer website, review the information and proceed through to the Election Form page. You will be provided with personalized information regarding the eligible options you hold, including your eligible option grants, the exchange ratio applicable to each eligible option grant, the grant date of your eligible options, the number of shares vested for each of your eligible options, the exercise price of your eligible options, the number of outstanding shares subject to your eligible options, and the number of RSUs that would be issued in exchange for each eligible option grant. You also can review your eligible options in the Exchange Calculator, which has been provided to you as a convenience for purposes of making limited mathematical calculations regarding the potential amount that could be received from exchanged options or the RSUs to be granted pursuant to the offer if you choose to exchange options. The Exchange Calculator does not take into account all of the factors that you should consider in deciding whether to participate in the offer. For example, the Exchange Calculator does not account for vesting. Note that you will be able to profit from an RSU only if it actually vests. Therefore, even if the Exchange Calculator shows that the potential profit on an RSU is greater than for an exchanged option at the assumed prices you enter, you would be able to profit from the RSU only if it actually vests. In addition, the Exchange Calculator does not take into consideration the difference in taxation between RSUs and stock options.

3.	On the Election Form page, select the appropriate box next to each of your eligible options to indicate which eligible options you choose to exchange pursuant to the offer.

4.	If you are an employee in the Netherlands or if you resided in the Netherlands when your eligible options were granted to you, print out the Dutch agreement attached as Schedule A to the election form, sign and date the Dutch agreement and fax it to the Stock Administration Department at 1-925-924-5702. Note that your election to participate in the offer will not be valid unless the properly signed and dated Dutch agreement is received by Polycom by the expiration date.

5.	Proceed through the offer website following the instructions provided. After selecting the “Next” button on the Election Form page, confirm that you have followed those instructions. After reviewing your election and if you are satisfied with your election, select the “Submit Election” button on the bottom of the Terms of Election page to agree to the Terms of Election and submit your election to Polycom’s Stock Administration Department.

6.	Upon submitting your election, a Confirmation Statement will be generated by the offer website. Please print and keep a copy of the Confirmation Statement for your records.

Alternatively, you may submit your election form by facsimile by doing the following:

1.	Properly complete, sign and date the election form available on the offer website under “Exchange Info”;

2.	If you are an employee in the Netherlands or if you resided in the Netherlands when your eligible options were granted to you, sign and date the Dutch agreement attached as Schedule A to the election form; and

3.	Fax the properly completed election form (including, if applicable, the properly signed and dated Dutch agreement) to:

Stock Administration Department

Fax: 1-925-924-5702

We must receive your properly completed and submitted election form (which includes, if applicable, the properly signed and dated Dutch agreement) by the expiration date, currently expected to be 9:00 p.m., Pacific Time, on August 21, 2009.

Q.	How do I withdraw my election?

A.	To withdraw some or all of the options that you previously elected to exchange, you must do one of the following by the expiration date, currently expected to be 9:00 p.m., Pacific Time, on August 21, 2009:

1.	Access Polycom’s offer website by going to https://polycom.equitybenefits.com and enter your employee ID and password. If this is the first time you are logging into the offer website, you should use the password provided to you in a separate email from OptionExchange@Polycom.com, dated July 27, 2009.

2.

After logging into the offer website, review the information and proceed through to the Election Form page. You will be provided with personalized information regarding the eligible options you hold, including your eligible option grants, the exchange ratio applicable to each eligible option grant, the grant date of your eligible options, the number of shares vested for each of your eligible options, the exercise price of your eligible options, the number of outstanding shares subject to your eligible options, and the number of RSUs that would be issued in exchange for each eligible option grant. Additionally, the offer website will indicate the selections you previously made with respect to eligible options you want to exchange pursuant to the offer. You also can review your eligible options in the Exchange Calculator, which has been provided to you as a convenience for purposes of making limited mathematical calculations regarding the potential amount that could be received from exchanged options or the RSUs to be granted pursuant to the offer if you choose to exchange options. The Exchange Calculator does not take into account all of the factors that you should consider in deciding whether to participate in the offer. For example, the Exchange Calculator does not account for vesting. Note that you will be able to profit from an RSU only if it actually vests. Therefore, even if the Exchange Calculator shows that the potential profit on an RSU is greater than for an exchanged option at the assumed prices you enter, you would be able to profit from the RSU only if it actually vests. In addition, the Exchange Calculator does not take into consideration the difference in taxation between RSUs and stock options.

3.	On the Election Form page, select the appropriate box next to each of your previously-selected eligible options to indicate that you do not want to exchange those eligible options pursuant to the offer.

4.	If you are an employee in the Netherlands or if you resided in the Netherlands when your eligible options were granted to you, print out the Dutch agreement attached as Schedule A to the election form, sign and date the Dutch agreement and fax it to the Stock Administration Department at 1-925-924-5702. Note that your election to participate in the offer will not be valid unless the properly signed and dated Dutch agreement is received by Polycom by the expiration date.

5.	Proceed through the offer website following the instructions provided. After selecting the “Next” button on the Election Form page, confirm that you have followed those instructions. After reviewing your election and if you are satisfied with your election, select the “Submit Election” button on the bottom of the Terms of Election page to agree to the Terms of Election and submit your election to Polycom’s Stock Administration Department.

6.	Upon submitting your election, a Confirmation Statement will be generated by the offer website. Please print and keep a copy of the Confirmation Statement for your records.

Alternatively, you may submit a withdrawal form via facsimile by doing the following:

1.	Properly complete, date and sign the withdrawal form available on the offer website under “Exchange Info”; and

2.	Fax the properly completed withdrawal form to:

Stock Administration Department

Fax: 1-925-924-5702

Q.	Should I print a copy of my confirmation statement?

A.	Yes. In all cases you should print out and retain a copy for your records.

Q.	Will I receive a confirmation statement?

A.	Yes. Once you acknowledge your decision to participate, you will receive a confirmation email automatically from the system within two days. If you do not receive this email, contact OptionExchangeQuestions@Polycom.com.

Q.	What do I do if I get locked out of my account on the offer website?

A.	Contact the system administrator at:

Stock Administration Department

Polycom, Inc.

4750 Willow Road

Pleasanton, CA 94588

Phone: 1-925-924-5727

Email: OptionExchangeQuestions@Polycom.com

Q.	What if I withdraw my election and then decide that I do want to participate in this offer?

A.	If you have withdrawn your election to participate and then again decide to participate in this offer, you may reelect to participate by submitting a new, properly completed election via the offer website at https://polycom.equitybenefits.com or via facsimile at 1-925-924-5702 by the expiration date of August 21, 2009 at 9:00 p.m. Pacific Time.

Q.	May I change my mind about which options I want to exchange?

A.	Yes, but only before the offer expires. You may change your mind after you have submitted an election and change the options you elect to exchange at any time before the offer expires by completing and submitting a new election form via the offer website or by facsimile to add more eligible options or a withdrawal form via the offer website or by facsimile to withdraw eligible options. If we extend the expiration date, you may change your election at any time until the extended offer expires. You may elect to exchange additional eligible options, fewer eligible options, all of your eligible options or none of your eligible options. You may change your mind as many times as you wish, but you will be bound by the last properly submitted election or withdrawal we receive by the expiration date of August 21, 2009 at 9:00 p.m. Pacific Time. Please be sure that any completed and new election form you submit includes all the options you want to accept with respect to this offer and is clearly dated after your last-submitted election or withdrawal form.

Q.	Once I surrender my exchanged options, is there anything I must do to receive the RSUs?

A.	No. Once your exchanged options have been cancelled, there is nothing that you must do to receive your RSUs. In order to receive the shares covered by the RSU grant, you generally will need to remain an employee to Polycom or its subsidiaries through the applicable vesting date.

Q.	What happens to my options if I choose not to participate or if my options are not accepted for exchange?

A.	If you choose not to participate or your options are not accepted for exchange, your existing options will: (a) remain outstanding until they are exercised or cancelled or they expire by their original terms, (b) retain their current exercise price, (c) retain their current vesting schedule, and (d) retain all of the other terms and conditions as set forth in the relevant agreement related to such option grant.

Q.	Will I receive a RSU agreement?

A.	Yes. All RSUs will be subject to a RSU agreement, including any applicable country-specific appendix, between you and Polycom, as well as to the terms and conditions of Polycom’s 2004 Equity Incentive Plan. The forms of RSU agreement, including any applicable country-specific appendix, under the Polycom 2004 Plan are available on the exchange website under “Exchange Info.”

AFTER THE EXCHANGE

Q.	Do I need to exercise my RSUs in order to receive shares?

A.	No, RSUs are promises to issue actual shares of stock. If your RSUs vest in accordance with the vesting schedule set forth in your RSU agreement, you automatically will receive the shares subject to the RSUs promptly thereafter. RSUs that do not vest will be forfeited to Polycom and you will receive no payment for them.

Q.	Will I have to buy the RSUs as part of the exchange?

A.	No, other than exchanging your eligible option. RSUs you will receive will be automatically awarded to you once your options have been cancelled. Upon vesting of your RSUs, you will receive Polycom shares.

Q.	Will I have to pay taxes if I participate in the offer?

A.	If you participate in the offer and are a U.S. taxpayer, you generally will not be required under current U.S. law to recognize income for U.S. federal income tax purposes at the time of the exchange or the RSU grant date. However, you normally will have taxable income when the shares underlying your RSUs are issued to you. Polycom also will typically have a tax withholding obligation at the time of issuance. You also may have taxable capital gain when you sell the shares underlying the RSU. Note that the tax treatment of RSUs differs significantly from the tax treatment of your options and, as a result of participating in the offer, your tax liability could be higher than if you had kept your eligible options. The Company will satisfy tax withholding obligations, if applicable, in the manner specified in your RSU agreement

If you participate in the offer and are an employee in Argentina, Brazil, Canada, China, France, Germany, Hong Kong, India, Israel, Italy, Japan, Korea, Mexico, Netherlands, Norway, Peru, Singapore, Spain, Sweden, Taiwan, Thailand, United Arab Emirates or the United Kingdom, please refer to the country specific schedules at the end of the Offer to Exchange for a description of the tax and social insurance consequences that may apply to you. Employees of Polycom or its subsidiaries located in Australia or Denmark may not participate in the offer.

Q.	What if Polycom is acquired by another company?

A.	Although we currently are not anticipating a merger or acquisition, if we merge or consolidate with or are acquired by another entity, prior to the expiration of the offer, you may choose to withdraw any options that you tendered for exchange and your options will be treated in accordance with the stock plan under which they were granted and the relevant award agreements. Further, if Polycom is acquired prior to the expiration of the offer, we reserve the right to withdraw the offer, in which case your options and your rights under them will remain intact and exercisable for the time period set forth in your award agreement and you will receive no RSUs in exchange for them. If Polycom is acquired prior to the expiration of the offer but does not withdraw the offer, before the expiration of the offer we (or the successor entity) will notify you of any material changes to the terms of the offer or the RSUs, including any adjustments to the number of shares that will be subject to the RSUs. Under such circumstances the type of security and the number of shares covered by your RSU would be adjusted based on the consideration per share given to holders of our common stock in connection with the acquisition. As a result of this adjustment, you may receive RSUs covering more or fewer shares of the acquirer’s common stock than the number of shares subject to the eligible options that you tendered for exchange or than the number you would have received pursuant to the RSUs if no acquisition had occurred. Please be aware also that if we are acquired by or merge with another company, your exchanged options might have been worth more than the RSUs that you receive in exchange.

Q.	What will happen to my options once I exchange them?

A.	All options exchanged as part of this program (other than options granted under the PictureTel Corporation 1998 Acquisition Stock Option Plan) will be cancelled and returned to the pool and will then be available for future grants.

Q.	What happens to RSUs I receive through this exchange if I terminate my employment with Polycom?

A.	If you terminate your employment with Polycom before the vesting date, your unvested RSUs generally will be forfeited and you will not be issued any Polycom shares. If you leave after the vesting date, any vested shares are yours to keep and do with as you would any shares of common stock. There are special provisions if you leave the company due to death, permanent disability or change in control.

RESOURCES

Q.	Whom can I contact if I have questions about the offer, or if I need additional copies of the offer documents?

A.	You should direct questions about this offer and requests for printed copies of the Offer to Exchange and the other offer documents to:

Stock Administration Department

Polycom, Inc.

4750 Willow Road

Pleasanton, CA 94588

Phone: 1-925-924-5727

Email: OptionExchangeQuestions@Polycom.com

International

2009 Stock Option Exchange Program

Employee Frequently Asked Questions (FAQs)

GENERAL

Q.	What are the requirements for employees located outside of the United Stated who may wish to participate?

A.	Although the basic process is generally the same around the world, participating employees must take into account any country-specific regulatory and taxation requirements that may exist. In all cases, you should carefully follow requirements as prescribed by your home country (and described in the offer documents) when participating in the offer. Information specific to each country has been provided in the ‘Offer to Exchange’ document. It is strongly recommended that you review information contained in Schedules C to Z of the Offer to Exchange document regarding the tax consequences of participating in the offer in your home country and consult with your personal tax and legal advisor regarding the tax and regulatory requirements in your home country.

You are strongly advised to seek appropriate professional advice as to how the tax or other laws may apply to you particularly if you are a mobile employee who may be subject to the tax laws of multiple jurisdictions.

CANADA

Q.	Are there any special circumstances for employees who are located in Canada who may wish to participate?

Yes. It is likely that the Canada Revenue Agency (the “CRA”) will treat the exchange as a transaction that is a taxable exchange of employee stock options in exchange for the grant of RSUs. Accordingly, you will be treated as having disposed of your eligible options for consideration equal to the value of the RSUs. As a result, you will be subject to income tax and Canada Pension Plan (“CPP”) or Quebec Pension Plan (“QPP”) contributions (to the extent you have not already reached the applicable contribution ceiling) upon the exchange of eligible options for the grant of RSUs.

To satisfy its tax withholding obligations at the time of the exchange, the Company may accelerate the vesting of a sufficient number of shares subject to the RSUs to cover the amount of tax due at the time of the exchange.

Furthermore, you should note that your eligible options likely qualify for a 50% exclusion for income tax purposes, and that you likely would be able to defer tax due on the remaining 50% of the option income until you sell the shares subject to the options. Such favorable income tax treatment is not applicable to RSUs. Therefore, before you decide to participate in the offer, you should carefully consider the difference in the tax treatment of stock options and RSUs in Canada, as well as the fact that you will be subject to tax at the time of the exchange, as described above.

Please refer to Schedule E of the Offer to Exchange for additional information.

CHINA

Q.	Are there any special circumstances for employees located in China who may wish to participate?

A.	Yes, due to Chinese exchange control laws, if you are a Chinese national working in China, the Restricted Stock Units will vest as follows:

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One-half of the shares subject to the RSUs will vest on the later of the first anniversary of the grant date, or the date on which the Company has received all necessary approvals from the State Administration of Foreign Exchange or its local counterpart (“SAFE”) under applicable exchange control rules for RSUs granted, if and when obtained.

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The remaining one-half of the shares subject to the RSUs will vest on the later of the second anniversary of the grant date, or the date on which the Company has received all necessary approvals from SAFE under applicable exchange control rules for RSUs granted, if and when obtained.

ISRAEL and FORMER RESIDENTS OF ISRAEL

Q.	Are there any special requirements for employees located in Israel who may wish to participate?

A.	Yes. There are both securities law and tax requirements.

From a securities law perspective, if you are an eligible employee located in Israel, your participation in the offer and the exchange of eligible options for RSUs is contingent on Polycom obtaining an exemption from the Israeli Securities Authority prior to the close of the offer. If such exemption is not obtained, you will not be eligible to participate in the offer and any election to participate submitted by you will be considered invalid. Polycom will notify you in case an exemption is not obtained prior to the close the offer.

In addition, the Company is currently seeking a tax ruling from the Israeli Tax Authorities (“ITA”) that may confirm that the exchange of vested eligible options for the grant of new RSUs is not taxable. If this ruling is favorable, you will not be taxed upon the exchange, provided you consent in writing to the terms of the tax ruling by signing and returning the required documentation. If you do not consent to the terms of the tax ruling, you will be taxed upon the exchange of vested eligible options. The taxable amount will be the value of the new RSUs granted.

If eligible options were granted while you were subject to tax in Israel and you transferred to another country prior to the exchange, you also will be subject to tax at the time of the exchange (on at least a pro-rata portion of the income), as described above, unless the Company obtains a favorable tax ruling and you consent in writing to the terms of the tax ruling, as discussed above. However, please be aware that if you consent to the tax ruling, you likely will be subject to tax in Israel when you sell or otherwise transfer the shares underlying the new RSUs even if you are no longer an Israeli tax resident at the time of the exchange and/or the sale/transfer of the shares.

Please refer to Schedule K of the Offer to Exchange. You are strongly advised to seek appropriate professional advice as to how the tax or other laws in Israel apply to your specific situation.

NETHERLANDS and FORMER RESIDENTS OF THE NETHERLANDS

Q.	Are there any special requirements for employees located in the Netherlands who may wish to participate?

A.	On July 15, 2009, the Dutch Tax Authorities confirmed that no Dutch taxes or social security contributions will be due in connection with the exchange of stock options for RSUs provided that participating employees consent to the terms of the tax ruling.

Consequently, if you are an employee in the Netherlands or if you resided in the Netherlands when your eligible options were granted to you, you must print out the Dutch agreement, sign and date the Dutch agreement, and fax it to the Stock Administration Department at 1-925-924-5702. Your election to participate in the offer will not be valid unless the properly signed and dated Dutch agreement is received by Polycom by the expiration date. Please refer to Schedule P of the Offer to Exchange. You are strongly advised to seek appropriate professional advice as to how the tax or other laws in the Netherlands apply to your specific situation.